

Joan Mitchell

(1925 - 1992)

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Initial Offering	$622,000
Painting	Untitled (1980)
Dimensions	16 x 13
Progress	99%

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Popular Style at Attractive Price

We're offering this work for $622k. Similar paintings have sold for $1M in 2018, $680k in 2024, and $1.3M in 2025.



Series July 25 (IV)
13 x 14 in.
Sale Price (2025)
$1,320,500



Series July 25 (IV)
16 x 13 in.
Sale Price (2025)
$622,000

Mitchell's 91% Track Record

91% of the time Mitchell's paintings return to auction, they sell for a higher price than they did the first time, spanning nearly 30 years of sales '96-'25. See some of her repeat sales below:

		BOUGHT FOR:	SOLD FOR:
1.		*Gouise* **$708K** NOV 2004	*Gouise* **$1.9M** [illegible]
2.		*No Room At The End* **$568K** [illegible]	*No Room At The End* **$2.5M** NOV 2012
3.		*They Never Appeared with the White* **$663K** [illegible]	*They Never Appeared with the White* **$1.6M** [illegible]

Top Sharpe Ratio

Mitchell's Sharpe ratio is 1.12 ('96-'25), one of the top ten highest in the Masterworks collection, featuring different time ranges. See how her risk-adjusted appreciation rate compares to the S&P 500 over the same tim... period.


Joan Mitchell vs. Popular Assets ('94-'25)
1.12
0.41
0.41
U.S. BONDS
0.39

Previous Exit

18%
IRR

We exited a Mitchell painting in October 2022, before she reached her current auction heights, realizing 17.8% net annualized returns to investors after 672 days held

Offering Size	$5,000,000
Sold For	$7,400,000
Days Held	672
Profit from $10K Investment	$3,500 after all fees

Previous Exit

17%
Total Return

In November 2025, we sold a Joan Mitchell painting for $1.15 million after offering it for $894k. Over 600 investors saw 17% total net return after 38 days held.

Offering Size	$894,000
Sold For	$1,115,000
Days Held	38
Profit from $10K Investment	$1,700 after all fees

Investment Thesis

Important Disclosure ⓘ

Attractive Similar Sales: We're offering this painting for $622k. Similar works have most recently sold at auction for $1.3 million in '25, $680k in '24, and $1.0 million in '21, signaling potential long-term heights for this style.

Previous Exits: We've exited two Mitchell works, achieving a 17% total net return after 38 days and an 18% net annualized return after 672 days held. Past performance not indicative of future returns.

History of Appreciation: This painting has steadily increased in value over the years, going from $35k in 1989 to $187k in 2018 and now carrying an offering size of $622k.

AbEx Legend: Joan Mitchell was one of the few female artists to gain prominence as part of the Abstract Expressionist movement. Her peers included Jackson Pollock, Mark Rothko, and Helen Frankenthaler.

Market Momentum: In recent years, Mitchell's auction market has begun to reflect her art-historical importance. In 2023 and 2024, she reached new top prices and turnover records at auction, including a $29.9 million record price in '23.

Previous Exit: We exited a much larger Mitchell work in October 2022, before she reached her current auction heights, realizing 17.3% net annualized returns to investors after 672 days held.

Top Sharpe Ratio: Mitchell's Sharpe ratio is 1.12 ('96-'25), one of the top ten highest in the Masterworks collection, featuring different time ranges. See how her risk-adjusted appreciation rate compares to the S&P 500 over the same time period.

Track Record: 90% of the time Mitchell's paintings have returned to auction, they've sold for a higher price than they did the first time.

Powerhouse Gallery Representation: Mitchell's estate is represented by blue-chip mega-gallery David Zwirner, which has helped expand her global reach and popularity.